SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 07 May 2020

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	First Quarter Trading Update dated 07 May 2020

Exhibit No: 99.1

7 May 2020

InterContinental Hotels Group PLC
 2020 First Quarter Trading Update

Highlights

●        Group Q1 comparable RevPAR1 down 24.9%; March down 55%; April expected to be down around 80%

●        ~15% (~1,000 hotels) of the estate closed as at the end of April; ~10% (~440 hotels) in the Americas,

                 ~50% (~560 hotels) in EMEAA and ~2% (10 hotels) in Greater China

●       Occupancy levels in comparable open hotels in the low-to-mid 20% range

●       4.6% YoY net system size growth to 882k rooms

●       6k rooms opened, including 1k in March

●      Signed 14k rooms (104 hotels) in the quarter, including 4k in March, taking the pipeline to 288k rooms

●     Delivering on our cost reduction and cash conservation actions across the System Fund and Fee Business; on track to reduce Fee Business costs by up to $150m and capex by ~$100m; further cost measures to be implemented to    manage the business through the evolving trading environment

●     ~$2bn of liquidity available; extension secured on $1.275bn syndicated RCF until September 2023 in addition to covenant waivers already in place; £600m (~$740m) of CCFF funding issued

Keith Barr, Chief Executive Officer, InterContinental Hotels Group PLC, said:

"Covid-19 represents the most significant challenge both IHG and our industry have ever faced. We are responding on every front and taking decisive action to the benefit of all our stakeholders. Our top priority remains to support our guests, colleagues and hotel owners through this crisis, whilst protecting for the long term and positioning the business for recovery. I would like to sincerely thank everyone at IHG and our owners for the way they have responded to this challenge. This includes protecting the health and safety of guests and colleagues; flexing booking and cancellation options for guests and protecting their loyalty membership status; and repurposing hotels to provide essential activities including accommodation to frontline workers, military personnel and vulnerable members of society. We have been working closely with our owners to help keep hotels open, including advising on adjusting operations, providing fee relief and payment flexibility, and collaborating to secure broader government support for the industry.

Following a solid performance in the first two months of 2020, occupancy levels dropped to historic lows in March and April, as social distancing measures and travel restrictions came into effect around the world. Global RevPAR in the first quarter declined by 25%, including a 55% decline in March, and we anticipate April to be down by around 80%. In the US, our biggest market, our franchise portfolio of 3,750 mainstream hotels has seen lower levels of RevPAR decline than the industry, and as at the end of April we had ~90% of our estate open. Our business is also weighted towards non-urban markets that are less reliant on international inbound travel and large group meetings and events, which provides a level of resilience during this difficult period.

Building on our conservative balance sheet approach, we are delivering on our plans to reduce costs, preserve cash and strengthen our liquidity. We remain focused on managing the business appropriately through this unique period while also positioning IHG to emerge strongly when our markets recover. We anticipate continued disruption to travel in the months ahead, and forward visibility on the timing and shape of improvements in demand remains very limited. We are though still seeing hotel openings including the Regent Shanghai Pudong later this month, and great signings such as the InterContinental in Rome. Progress also continues around the world to build upon the launches of our avid, voco and Atwell Suites brands.

IHG's response to Covid-19 is centred on remaining true to our purpose and values, and we are taking all necessary actions to manage through the uncertainties and challenges facing our industry. Our strategy is unchanged, and we will look to continue building on the resilience of our business model relative to the industry."

First Quarter performance

Americas
RevPAR was down 19.3% in Q1, driven by occupancy declines of 10%pts. In the US, RevPAR was down 19.6% for the quarter and 49% in March, impacted by the sharp decline in travel due to the outbreak of Covid-19. March performance was ahead of both the industry and our weighted segments, with relative outperformance across our Mainstream and Extended Stay brands. Our distribution is weighted towards non-urban markets, which account for ~85% of our estate and which saw a less severe RevPAR decline than urban markets in March. We also have a lower degree of reliance on large groups and events and on international inbound travel, with domestic travel making up ~95% of our demand.

Elsewhere in the region, Canada was down 20% in Q1, Latin America and the Caribbean were down 14% and Mexico was down 18% (with declines in March of 51%, 49% and 45%, respectively).

At the end of April, we had ~90% of our estate open (~440 closed hotels) across the Americas, with our Luxury and Upscale portfolio seeing the greatest impact. We anticipate that RevPAR for April will be down around 80%, with occupancy levels for comparable open hotels in the mid-20% range.

We opened 2.5k rooms (26 hotels) and removed 3.5k rooms (27 hotels) in the quarter, with our net system size growing 2.4% YoY. We have seen construction activity continue through April, albeit at lower levels, with 10 hotels breaking ground during the month. We signed 6.1k rooms (61 hotels) in the quarter, including 12 avid hotels and 5 Atwell Suites.

Europe, Middle East, Asia & Africa
RevPAR was down 25.7% in Q1, including a 63% decline in March. Q1 RevPAR was down 22% in the UK (March down 55%), with London down 25% (March down 61%). Continental Europe RevPAR was down 28% for the quarter (March down 72%). Elsewhere, the Middle East was down 21% for the quarter (March down 60%), while Australia and Japan were down 22% and 35% respectively.

At the end of April there were ~560 hotels (~50% of our estate) closed across EMEAA, reflecting the timing of mandated lockdowns by governments in the region. Occupancy levels for comparable open hotels are running in the low-20% range on average, and RevPAR for April is expected to be down around 90%.

We opened 1.5k rooms (10 hotels), driving net rooms growth of 3.5% YoY. Removals of 3.6k rooms included 2.1k relating to a previously flagged portfolio of hotels in Germany. We signed 2.5k rooms (12 hotels) in the quarter, including 2 further hotels for Six Senses and our first Kimpton property in Malaysia, and subsequent signings include an InterContinental in Rome.

Greater China
 First quarter RevPAR in Greater China was down 65.3%, reflecting the outbreak of Covid-19 in January. RevPAR was down 89% in February, improving modestly to an 81% decline in March and to an expected ~75% decline in April. In Mainland China, our Q1 RevPAR declined 63%. RevPAR in Tier 1 and 2 cities declined 64%, and Tier 3 and 4 cities fell 59%.

There were 10 of our hotels closed across Greater China at the end of April, compared to 178 closed at the peak of the outbreak. Recent weeks have continued to see a moderate improvement in occupancy levels which are running in the mid-20% range, up from a trough of ~5% in mid-February.

We opened 2.0k rooms (8 hotels) in the quarter, with net rooms growth of 16.2% YoY. We have also seen construction work resume on ~95% of hotels that are due to open this year.

Signings totalled 5.6k rooms (31 hotels), including 22 franchise signings across our Holiday Inn Express, Holiday Inn and Crowne Plaza brands. Last month, we also announced the signing of the Regent Shanghai Pudong, which will become the first Regent hotel to open since our acquisition of the brand. In addition, the InterContinental Hong Kong has now closed ahead of an extensive refurbishment which will see it re-open as the Regent Hong Kong in 2022.

Update on cost actions, cash preservation and liquidity
As recently set out, we have implemented a number of measures to reduce costs and preserve cash across the business.

Cost actions and cash preservation

●      We are delivering on our plans to reduce salary and incentives, challenge discretionary spend and scale down marketing spend across the Fee Business, our Owned, Leased and Managed Lease hotels, and the System Fund.

●     Our previously announced measures are expected to result in a reduction of up to $150m in our Fee Business costs; further cost reduction measures are to be implemented to manage the business through the evolving trading environment.

●      Additionally, we anticipate gross capital expenditure of ~$150m for 2020, a saving of ~$100m versus 2019.

●     Our previously stated sensitivity of a ~$13m change in EBIT for every 1% change in RevPAR (before taking account of any cost actions) still holds, although we expect this to increase by ~$1m through 2020 given hotel closures in our Owned, Leased and Managed Leased estate. The response to Covid-19 is also likely to impact our technology fee income, where we have offered a temporary discount to owners, along with other revenues such as training fees which are impacted by hotel closures and social distancing measures.

Liquidity

●     We have amended our existing $1.35bn syndicated and bilateral revolving credit facilities (RCF) to include a waiver of existing covenants until 31 December 2021 (see note 1 for more details).

●     We have also extended the maturity of the $1.275bn syndicated RCF for 18 months to September 2023 (see note 2 for more details).

●     In addition, we have issued £600m (~$740m) of commercial paper under the UK Government's Covid Corporate Financing Facility (CCFF).

●    Our total available liquidity is therefore ~$2bn, comprising ~$1.2bn of cash on deposit and undrawn facilities on our RCF of $850m, giving us sufficient headroom to continue to operate for at least 18 months in a theoretical 'zero occupancy' environment.

●     Our headroom assessment assumes current estimated cash outflows in a zero occupancy environment for the Fee Business, our Owned, Leased and Managed Leased hotels and the System Fund, as well as outflows for financing and tax.

Commitment to operate a responsible business

In dealing with the Covid-19 crisis, IHG is focused on remaining true to our purpose and values. Actions across our wider stakeholder group as part of our response have included:

●     Ensuring the safety and security of our colleagues as they deliver True Hospitality each day, as well as cross-industry collaboration to help impacted colleagues find alternative employment whilst hotels are temporarily closed through our IHG Hotel Colleague Job Center website.

●    IHG is supporting its long-standing True Hospitality for Good charitable partners, including the British Red Cross through its Disaster Relief Alliance membership, CARE International to provide Personal Protective Equipment (PPE) in developing markets, and the China Red Cross.

●     IHG Rewards Club loyalty members are able to donate loyalty points, converted into cash, to our True Hospitality for Good community partners, such as the International Federation of Red Cross and Red Crescent Societies (IFRC). In just a few weeks, IFRC has received millions of points from IHG's loyalty members.

●     Working with governments and organisations around the world, including #FirstRespondersFirst in the US, to provide accommodation to frontline workers, military personnel and vulnerable members of society. Across our business around 290 hotels are currently repurposed for these and other essential activities.

●     Extension of our True Hospitality for Good programme to help support foodbanks and food provision charities in more than 70 countries.

●     Waiving of cancellation fees for guests on stays through to the end of June and reduction of the criteria for Elite membership across our loyalty programme, IHG Rewards Club.

●     Helping our owners to keep their hotels open and to adjust their operations, providing them with support measures such as fee relief and increased payment flexibility, and advising them on access to government support programmes.

Foreign exchange

The strengthening of the US dollar against major currencies decreased Group RevPAR to a 25.6% decline in the quarter, when reported at actual exchange rates. A breakdown of constant vs. actual currency RevPAR is set out in Appendix 2.

1 RevPAR growth is on a comparable hotels basis and at constant exchange rates (CER) unless otherwise stated

Note 1: The RCF has customary covenants in respect of interest cover and leverage ratio, tested at half year and full year on a trailing twelve-month basis. The next three tests of these covenants are now waived, with the next test occurring on 31 December 2021. The interest cover covenant requires a ratio of EBITDA to net interest payable above 3.5:1 and the leverage ratio requires Net Debt:EBITDA of below 3.5:1 on a "frozen GAAP" basis pre-IFRS 16.  For 2019, the IFRS 16 adjustment reduced EBITDA and net debt by approximately $70m and $440m respectively. The interest cover and leverage ratio covenants have been replaced by a minimum liquidity covenant (defined as unrestricted cash and undrawn facilities with a remaining term of 6 months) which will be tested at 30 June 2020, 31 December 2020 and 30 June 2021.

Note 2: The term of the $1.275bn syndicated RCF has been extended to September 2023. The interest margin payable on borrowings under the facility is linked to IHG's Net Debt:EBITDA ratio. The margin can now vary between LIBOR + 0.90% and LIBOR + 2.75%.

Appendix 1: First quarter RevPAR movement summary

	Q1 2020			Monthly RevPAR
	RevPAR	Rate	Occ.	Jan	Feb	Mar
Group	(24.9)%	(3.0)%	(14.4)%pts	(1.5)%	(10.8)%	(55.1)%
Americas	(19.3)%	(3.8)%	(10.4)%pts	0.2%	(0.9)%	(49.0)%
EMEAA	(25.7)%	(6.0)%	(14.2)%pts	2.1%	(11.3)%	(62.7)%
G. China	(65.3)%	(13.2)%	(32.4)%pts	(24.6)%	(89.3)%	(81.4)%

Appendix 2: RevPAR at constant exchange rates (CER) vs. actual exchange rates (AER)

	Q1 2020
	CER	AER	Difference
Group	(24.9)%	(25.6)%	(0.7)%pts
Americas	(19.3)%	(19.8)%	(0.5)%pts
EMEAA	(25.7)%	(26.9)%	(1.2)%pts
G. China	(65.3)%	(66.1)%	(0.8)%pts

Appendix 3: Q1 system & pipeline summary (rooms)

	System					Pipeline
	Openings	Removals	Net	Total	YoY%	Signings	Total
Group	6,045	(8,046)	(2,001)	881,562	4.6%	14,202	288,321
Americas	2,522	(3,519)	(997)	523,650	2.4%	6,108	118,490
EMEAA	1,521	(3,599)	(2,078)	221,292	3.5%	2,476	82,098
G. China	2,002	(928)	1,074	136,620	16.2%	5,618	87,733

Appendix 4: Definitions

AER: Actual exchange rates used for each respective period. CER: Constant exchange rates. RevPAR: Revenue per available room.

For further information, please contact:

Investor Relations (Stuart Ford; Matthew Kay; Rakesh Patel)	+44 (0)1895 512 176	+44 (0)7527 419 431
Media Relations (Yasmin Diamond; Mark Debenham)	+44 (0)1895 512 097	+44 (0)7527 424 046

Conference call for Analysts and Shareholders:
A conference call with Keith Barr, Chief Executive Officer and Paul Edgecliffe-Johnson, Chief Financial Officer and Group Head of Strategy will commence at 9:00am London time on 7th May and can be accessed at https://www.ihgplc.com/investors/results-and-presentations. There will be an opportunity to ask questions:

UK:	+44 (0) 203 936 2999
US:	+1 646 664 1960
All other locations:	+44 (0) 203 936 2999
Participant Access Code:	703 051

A recording of the conference call will be available for 7 days from 11.30am London time; details are below:

UK:	+44 (0) 203 936 3001
US:	+1 845 709 8569
All other locations:	+44 (0)203 936 3001
Participant Access Code:	795 493

Website:
The full release and supplementary data will be available on our website from 7:00am (London time) on 7th May.  The web address is https://www.ihgplc.com/investors/results-and-presentations.

Notes to Editors:
IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, Hotel Indigo®, EVEN® Hotels, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, voco™, Holiday Inn® Hotels & Resorts , Holiday Inn Express®, Holiday Inn Club Vacations®, avid™ hotels, Staybridge Suites®, Atwell Suites™, and Candlewood Suites®.

IHG franchises, leases, manages or owns approximately 5,900 hotels and nearly 882,000 guest rooms in more than 100 countries, with almost 2,000 hotels in its development pipeline. IHG also manages IHG® Rewards Club, our global loyalty programme, which has more than 100 million enrolled members.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. More than 400,000 people work across IHG's hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: https://www.ihgplc.com/en/news-and-media and follow us on social media at: https://twitter.com/ihgcorporate, www.facebook.com/ihgcorporate and www.linkedin.com/company/intercontinental-hotels-group.

Cautionary note regarding forward-looking statements:

This announcement contains certain forward-looking statements as defined under United States law (Section 21E of the Securities Exchange Act of 1934) and otherwise.  These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts.  Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning.  These statements are based on assumptions and assessments made by InterContinental Hotels Group PLC's management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.  By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty.  There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements.  The main factors that could affect the business and the financial results are described in the 'Risk Factors' section in the current InterContinental Hotels Group PLC's Annual report and Form 20-F filed with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	07 May 2020